PROCEED WITH PURPOSE. 1 IREN Reports Q2 FY25 Results Record Revenue, $53.7m Operating Cashflow, $18.9m NPAT 75MW Liquid-Cooled Childress Data Center for AI / HPC (“Horizon 1”) Developing New 600MW Sweetwater 2 Site SYDNEY, AUSTRALIA, February 12, 2025 (GLOBE NEWSWIRE) – IREN Limited (NASDAQ: IREN) (together with its subsidiaries, “IREN” or “the Company”), today reported its financial results for the three and six months ended December 31, 2024. All $ amounts are in United States Dollars (“USD”) unless otherwise stated. “We are pleased to report our Q2 FY25 results with record revenue and operating cashflow,” said Daniel Roberts, Co-Founder and Co-CEO of IREN. “The strategic investments we have made in scale and efficiency are starting to flow through to our earnings and we expect this momentum to continue.” “We are also excited to announce transformative growth initiatives across the business. Firstly, Horizon 1, which is a new 75MW direct-to-chip liquid cooling deployment at Childress for AI / HPC. Secondly, developing a new 600MW Sweetwater 2 site located ~28 miles from our existing Sweetwater 1 project, expected to create a 2GW data center hub.” Key Growth Initiatives Horizon 1 – 75MW Liquid-Cooled Childress Data Center • 75MW gross (50MW IT load) • Direct-to-chip liquid cooling, power redundancy • Designed to support NVIDIA Blackwell (200kW rack density) • Strong commercial rationale o Scarcity of liquid-cooled data center capacity coupled with increasing demand from NVIDIA Blackwell coming to market o Construction plan providing enhanced delivery certainty for customers • Focused on multi-tenant AI colocation opportunities • Target completion H2 2025 Sweetwater 2 – new 600MW site, expected to create a 2GW Sweetwater Data Center Hub • Finalizing 600MW grid-connection agreement • Grid network studies complete • >500 acres of land secured • Located near existing Sweetwater 1 (~28 miles) and Abilene (~39 miles) • Design work underway for direct fiber loop between Sweetwater 1 and 2 • Focused on highest value monetization pathways o Prioritizing whole-of-site, single tenant opportunities o Flexibility to bootstrap with Bitcoin mining • Sweetwater 1 energization on-track for April 2026 (1.4GW) • Sweetwater 2 energization expected in 2028 (600MW)

News Release

Expand Bitcoin mining from 31 EH/s to 52 EH/s

- Large-scale operations
  - 31 EH/s installed
  - 50 EH/s expansion on-track for H1 2025
  - Horizon 1 adjusts prior expansion plan from 57 EH/s to 52 EH/s
  - Large sites, delivering economies of scale
- Low-cost production
  - 15 J/TH fleet efficiency (current)
  - 3 c/kWh Childress power price (since transition to spot pricing)
  - ~75% hardware profit margin (January 2025)[1]

Corporate & Funding

- US domestic issuer status confirmed to be adopted from H2 2025
- Growth funding via convertible note proceeds, ATM facility, reinvesting operating cashflows, along with continued evaluation of additional funding structures
- Prioritizing acceleration of new strategic growth initiatives and deferring consideration of potential investor distributions
- The Q2 FY25 Results webcast will be recorded, and the replay will be accessible shortly after the event at *https://iren.com/investor/events-and-presentations*

Second Quarter FY25 Results

- 129% increase in Bitcoin mining revenue of $113.5 million ($49.6 million in Q1 FY25), driven by growth in operating hashrate and higher Bitcoin prices during the quarter
- 1,347 Bitcoin mined (813 Bitcoin in Q1 FY25), driven by growth in operating hashrate during the quarter
- Net electricity costs remained relatively flat at $28.9 million ($28.7 million in Q1 FY25), despite 85% increase in average operating hashrate during the quarter, primarily due to Childress energy spot pricing strategy implemented on August 1, 2024
  - 39% decrease in net electricity cost per Bitcoin mined from $35,359 to $21,418
- Other costs of $25.1 million ($21.4 million in Q1 FY25)
  - Primarily driven by $1.7 million increase in construction and operational insurance related to expansion at Childress
  - Reflects a business today that is delivering significant growth, and projecting continued expansion over the coming years
- Adjusted EBITDA of $62.6 million ($2.6 million in Q1 FY25)
- Net profit after income tax of $18.9 million (loss of $51.7 million in Q1 FY25)
- Operating cash inflow of $53.7 million (cash outflow of $3.8 million in Q1 FY25)
- Cash and cash equivalents of $427.3 million as of December 31, 2024
- $440 million convertible note issued on December 6, 2024

PROCEED WITH PURPOSE. 2

PROCEED WITH PURPOSE. 3 Assumptions and Notes 1. Reflects 75% hardware profit margin for the month of January 2025, calculated as Bitcoin mining revenue less Bitcoin mining electricity costs, divided by Bitcoin mining revenue and excluding all other costs.

PROCEED WITH PURPOSE. 4 Non-IFRS metric reconciliation Adjusted EBITDA Reconciliation (USD$m)1 3 months ended Dec 31, 2024 3 months ended Sep 30, 2024 Bitcoin mining revenue 113.5 49.6 AI cloud service revenue 2.7 3.2 Other income2 0.3 - Net electricity costs3 (28.9) (28.7) Other costs4 (25.1) (21.4) Adjusted EBITDA 62.6 2.6 Adjusted EBITDA Margin 52% 5% Reconciliation to consolidated statement of profit or loss Add/(deduct): Unrealized gain on financial asset 12.9 - Share-based payment expense - $75 exercise price options (3.0) (3.1) Share-based payment expense - other (4.9) (5.1) Impairment of assets - (9.5) Reversal of impairment of assets 0.5 - Foreign exchange gain/(loss) (4.6) 1.2 Other non-recurring income5 1.7 - Gain/(loss) on disposal of property, plant and equipment (0.7) 0.8 Other expense items6 (1.7) (5.6) EBITDA 62.7 (18.6) Finance expense (6.3) (0.1) Interest income 1.6 2.3 Depreciation (36.2) (34.0) Loss before income tax expense for the period 21.9 (50.4) Income tax expense (3.0) (1.3) Loss after income tax expense for the period 18.9 (51.7) 1) For further detail, see our unaudited interim financial statements for the period ended December 31, 2024, included in our Form 6-K filed with the SEC on February 12, 2025. 2) Other income excludes ERS revenue which is included in Net electricity costs and other non-recurring income as described in footnote 5. 3) Net electricity costs is a non-IFRS metric. See below table for a reconciliation to the nearest IFRS metric. 4) Other costs include employee benefits expense, professional fees, site expenses, Renewable Energy Certificates (RECs) and other operating expenses excluding other expense items as described in footnote 6. 5) Other non-recurring income includes insurance proceeds relating to the theft of mining hardware in transit. 6) Other expense items include a one-off liquidation payment incurred in August 2024 resulting from the transition to spot pricing at the Group's site at Childress, the reversal of the unrealized loss recorded on fixed price contracted amounts outstanding at June 30, 2024, one- off professional fees incurred in relation to litigation matters, loss on theft of miners in transit and transaction costs incurred in December 2024 on entering the capped call transactions in conjunction with the issuance of the 3.25% Convertible Senior Notes due 2030.

PROCEED WITH PURPOSE. 5 Reconciliation of Electricity charges to Net electricity costs (USD$m) 3 months ended Dec 31, 2024 3 months ended Sep 30, 2024 Electricity charges (30.2) (29.8) Add/(deduct) the following: Realized gain/(loss) on financial asset - (4.2) One off liquidation payment (included in Realized gain/(loss) on financial asset)1 - 7.2 Reversal of unrealized loss (included in Realized gain/(loss) on financial asset)2 - (3.4) ERS revenue (included in Other income) 1.4 1.6 ERS fees (included in Other operating expenses) (0.1) (0.1) Net electricity costs3 (28.9) (28.7) Bitcoin mined 1,347 813 Net electricity costs per Bitcoin mined ($’000) (21.4) (35.4) 1) One-off liquidation payment includes the amount paid to exit positions previously entered into under a fixed price and fixed quantity contract, on transition to a spot price and actual usage contract. 2) Reversal of unrealized loss is calculated as the unrealized loss on financial asset as at June 30, 2024. 3) Net electricity costs exclude the cost of RECs of $(1.4)m for the three months ended December 31, 2024 and $(0.6)m for the three months ended September 30, 2024.

PROCEED WITH PURPOSE. 6 Forward-Looking Statements This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites, including to design and deploy direct- to-chip liquid cooling systems, and to diversify and expand into the market for high performance computing (“HPC”) solutions it may offer (including the market for cloud services (“AI Cloud Services”) and potential colocation services; IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services and potential colocation services); expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services and potential colocation services) that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into markets for HPC solutions (including AI Cloud Services and potential colocation services); IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of its HPC solutions (including AI Cloud Services and potential colocation services) and other counterparties; the risk that any current or future customers, including customers of its HPC solutions (including AI Cloud Services and potential colocation services), or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN’s reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services and potential colocation services) it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including any current or future HPC solutions (including AI Cloud Services and potential colocation services) IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN’s ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them

PROCEED WITH PURPOSE. 7 to, or at all; any pending or future acquisitions, dispositions, joint ventures or other strategic transactions; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety requirements or liabilities; damage to IREN’s property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of the Company’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default, and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services it offers, including laws and regulations related to data privacy, cybersecurity and the storage, use or processing of information and consumer laws; IREN’s ability to attract, motivate and retain senior management and qualified employees; increased risks to IREN’s global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect IREN’s business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease and any governmental or industry measures taken in response; IREN’s ability to remain competitive in dynamic and rapidly evolving industries; damage to IREN’s brand and reputation; expectations relating to Environmental, Social or Governance issues or reporting; the costs of being a public company; the increased regulatory and compliance costs of IREN ceasing to be a foreign private issuer and an emerging growth company, as a result of which we will be required, among other things, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC commencing with our next fiscal year, and we will also be required to prepare our financial statements in accordance with U.S. GAAP rather than IFRS, and to modify certain of our policies to comply with corporate governance practices required of a U.S. domestic issuer; that we do not currently pay any cash dividends on our ordinary shares, and may not in the foreseeable future and, accordingly, your ability to achieve a return on your investment in our ordinary shares will depend on appreciation, if any, in the price of our ordinary shares; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on August 28, 2024 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. Non-IFRS Financial Measures This press release includes non-IFRS financial measures, including Net electricity costs, hardware profit margin, Adjusted EBITDA and Adjusted EBITDA Margin. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Net electricity costs, hardware profit margin, Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate these measures differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance. EBITDA is calculated as our IFRS profit/(loss) after income tax expense, excluding interest income, finance expense, income tax expense/(benefit) and depreciation, which are important components of our IFRS profit/(loss) after income tax expense. Further, “Adjusted EBITDA” also excludes share-based payments expense, foreign exchange gains and losses, impairment of assets, certain other non-recurring income, gain/loss on disposal of property, plant and equipment, gain on disposal of subsidiaries, unrealized fair value gains and losses on financial instruments and certain other expense items. Net electricity costs is calculated as our IFRS Electricity charges, ERS revenue (included in Other income) and ERS fees (included in Other operating expenses) and net of Realized gain/(loss) on financial asset excluding a one-off liquidation payment incurred in August 2024 resulting from the transition to spot pricing at the Group's site at Childress and the reversal of the unrealized loss recorded on fixed price contracted amounts outstanding at June 30, 2024, and excludes the cost of Renewable Energy Certificates (RECs). Hardware profit margin is calculated Bitcoin mining revenue less Bitcoin mining electricity costs, divided by Bitcoin mining revenue and excluding all other costs.

PROCEED WITH PURPOSE. 8 About IREN IREN is a leading data center business powering the future of Bitcoin, AI and beyond utilizing 100% renewable energy. • Bitcoin Mining: providing security to the Bitcoin network, expanding to 52 EH/s in 2025. Operations since 2019. • AI Cloud Services: providing cloud compute to AI customers, 1,896 NVIDIA H100 & H200 GPUs. Operations since 2024. • Next-Generation Data Centers: 510MW of operating data centers, expanding to 910MW in 2025. Specifically designed and purpose-built infrastructure for high-performance and power-dense computing applications. • Technology: technology stack for performance optimization of AI Cloud Services and Bitcoin Mining operations. • Development Portfolio: 2,310MW of grid-connected power secured across North America, >2,000 acre property portfolio and multi-gigawatt development pipeline. • 100% Renewable Energy (from clean or renewable energy sources or through the purchase of RECs): targets sites with low-cost & underutilized renewable energy, and supports electrical grids and local communities. Contacts Media Jon Snowball Sodali & Co +61 477 946 068 +61 423 136 761 Gillian Roberts Aircover Communications +1 818 395 2948 gillian.roberts@aircoverpr.com Investors Lincoln Tan IREN +61 407 423 395 lincoln.tan@iren.com To keep updated on IREN’s news releases and SEC filings, please subscribe to email alerts at https://iren.com/investor/ir-resources/email-alerts.